

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2013

Via Email
David G. DeWalt
Chief Executive Officer
FireEye, Inc.
1440 McCarthy Blvd.
Milpitas, CA 95035

>   **Re:**   **FireEye, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted June 27, 2013**
>   **CIK No. 0001370880**

Dear Mr. DeWalt:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 10, 2013.

General

1.   We note that the graphic on the front cover page of the prospectus states that the company has "Over 1 Million Virtual Machines Coordinating Globally." Please consider adding a footnote to indicate the date on which the information is based.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

2.   Please tell us what consideration you have given to discussing the impact of your intention to reorganize your corporate structure and intercompany relationships by the end of 2013 as part of prior comment 15. You note on page 36 of the risk factors that this

reorganization is to more closely align your corporate organization with the expansion of your international business activities. We note your revised disclosure that you "do not expect to be profitable for the foreseeable future" in part due to the "continuing investments to scale its business, particularly internationally" but it is unclear the extent to which this corporate reorganization will impact the company's financial condition in the short-term or long-term.

Results of Operations, page 60

3. We note your revised disclosure in response to prior comment 16 but it is still unclear the extent to which the increases in subscription and services revenue are attributable to the amortization of your deferred revenue from initial customer purchases versus renewals of your subscription and support services. We note that the disclosure presented is substantially similar for each financial period discussed in this section and does not provide insight as to the extent of the material change.

Concentration, page 75

4. We note your response to prior comment 19 that Accuvant is a reseller that accounted for approximately 10% of the company's total revenue for the year ended December 31, 2012. It appears that you should identify this reseller in your prospectus on pages 75 and 107 of the Business section pursuant to Item 101(c)(1)(vii) of Regulation S-K. Please advise or tell us why you believe that identification of a significant customer is not otherwise required.

Business

Overview, page 91

5. Please disclose in the filing the information you provide in the response letter regarding the "prospective customer evaluations." Given that you reference these prospective customer evaluations in the prospectus, including the prospectus summary, to support the claim that existing security infrastructure is inadequate, additional information appears warranted regarding the data source. Disclosure should include, but not be limited to, the number of evaluations conducted, the time period in which the evaluations were conducted, the nature of the evaluations and the entities that completed the evaluations.

Note 1. Description of Business and Summary of Significant Accounting Policies

Preferred Stock Warrant Liability, page F-11

6.   We note your response to prior comment 31 and your revised disclosures on page F-11 where you state that the company determined the warrants are not fixed-for-fixed instruments because the underlying shares of preferred stock provide the warrants with anti-dilution provisions which require the company to lower the exercise price of the warrants upon any future down-round financing. Please refer us to the provisions of either the Warrant Agreement or the Certificate of Incorporation that specifically require the company to lower the exercise price of the warrants upon any down-round financing. In this regard, we note the terms of the Certificate of Incorporation that provide for an adjustment to the conversion price of the preferred stock, however, it is unclear which terms provide for adjustments to the exercise price of the warrants.

Revenue Recognition, page F-11

7.   Please revise the disclosures in the Notes to the Financial Statements to indicate, as you have in the revised disclosures on page 76, that because you have only been selling your Email MPS since April 2011, you have a limited history with respect to subscription renewals for such product and as a result revenue from all Email MPS products sold through March 31, 2013 have been recognized ratably over the contractual term of the subscription services.

8.   We note from your response to prior comment 36 that in order to determine BESP, you calculate the selling price as a percentage of list price and use a range that is plus or minus 15% from the median percentage that yields the "highest concentration" of transactions. Please explain further what you mean by "highest concentration." In this regard, tell us what level of concentration you typically look for in order to determine BESP and tell us for what percentage of your arrangements you use this methodology. To the extent that there is not a high concentration of transactions, then describe what other methodologies you use to establish BESP.

Note 11. Equity Award Plans, page 24

9.   We note you granted restricted stock units during the three months ended March 31, 2013, which vest upon the achievement of certain performance conditions, subject to the employees' continued service relationship with you and the completion of your initial public offering by December 31, 2014. Please clarify what service conditions are required for these awards to vest and tell us whether the holders of these awards are required to remain at the company until the IPO is complete in order to receive such awards. Please expand your disclosures to include when you will recognize the related employee compensation costs for these units and tell us the basis for your accounting.

10.   We note that you granted 3,857,600 stock options in May 2013. As this appears to be a
        significant grant, please disclose this as a subsequent event in the Notes to the Financial
        Statements and include the relevant terms of the award, or tell us why you do not believe
        such disclosure is necessary.

General

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments
on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at
(202) 551-3453 with any other questions. If you need further assistance, you may contact me at
(202) 551-3730.

                                                        Sincerely,

                                                        /s/ Barbara C. Jacobs

                                                        Barbara C. Jacobs
                                                        Assistant Director

cc: Via Email
        Aaron J. Alter
        Wilson Sonsini Goodrich & Rosati